Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Louis N. Marks Direct Dial (215) 772-7496 Email LNMarks@mmwr.com	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 215-772-1500

December 22, 2010

VIA EDGAR TRANSMISSION

David L. Orlic
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re:	DVL, Inc.
Amended Schedule 13E-3
Filed by DVL, Inc. and Alan E. Casnoff on October 26, 2010 and amended on December 9, 2010
File No. 005-37902
Revised Preliminary Proxy Statement on Schedule 14A
Filed by DVL, Inc. on October 26, 2010 and amended on December 9, 2010
File No. 001-08356

Dear Mr. Orlic and Mr. Duchovny:

On behalf of DVL, Inc., a Delaware corporation (the “Registrant” or “DVL”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”):  (i) the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”), and (ii) the Notice of Annual Meeting and Preliminary Proxy Statement, as amended, relating to DVL Special Annual Meeting of Stockholders (the “Proxy Statement”).

We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated December 20, 2010 (the “Comment Letter”), with respect to the Registrant’s Amended Proxy Statement and Amended Schedule 13E-3 (together with all exhibits thereto).  For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the number of the Staff’s comments contained in the Comment Letter) and DVL’s responses have been set forth below in italics.  The Amended Proxy Statement and Amended Schedule 13E-3 reflect the Registrant’s responses to the Comment Letter.  All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

♦ Philadelphia, PA  ♦  Cherry Hill, NJ  ♦  Wilmington, DE  ♦  Berwyn, PA  ♦  Linwood, NJ ♦

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp

David L. Orlic, Special Counsel
Daniel F. Duchovny, Special Counsel
December 22, 2010

Courtesy copies of this letter and of the Amended Proxy Statement and Amended Schedule 13E-3 together with all exhibits and supplemental Staff Information, are being concurrently provided via Federal Express overnight delivery directly to your attention.

Amendment No. 1 to Schedule 13E-3

Exhibit (e)

1.	File the Valuation and Analysis Report as an exhibit to your schedule. See Item 1016(c) of Regulation M-A.

The Valuation and Analysis Report has been filed as Exhibit D to the DVL’s Amendment No. 2 to the Schedule 13E-3. A copy of the report will be available by written request from stockholders, as stated in on page 16 of DVL’s Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

2.	We reissue prior comment 3. Clearly mark your proxy statement and form of proxy as “Preliminary Copies.” See Rule 14a-6(e)(1) of Regulation 14A.

The re-filed copies of the Notice of the Special Annual Meeting, Proxy Statement and Proxy Card have been marked “Preliminary” copies, as they were in the first preliminary Proxy Statement filed on October 26, 2010.  We understand that in the conversion to EDGAR, those markings somehow disappeared between the preliminary Proxy Statement filed on October 26, 2010 and the first amendment filed on December 9, 2010 (as did various punctuation and other marks throughout the document).  We have made the corrections.

3.
We reissue prior comment 6.  Regardless of the company’s size and any other documentation you may be providing to your security holders, you must comply with applicable rules with regard to your proxy statement.  If you will not be including financial statements within your proxy statement, you must include summary financial information, as described in Item 1010(c) of Regulation M-A.  See Instruction 1 to Item 13 of Schedule 13E-3.

As per our discussion with Mr. Duchovny on December 21, 2010, DVL will be disseminating copies of our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2010 along with the Proxy materials. A statement to this effect has been included in the section “Available Information” on page 40 of the Proxy Statement. Pursuant to Item 1010(c) of Regulation M-A and Instruction 1 to Item 13 of Schedule 13E-3, the dissemination of the annual and quarterly financial statements along with the Proxy materials obviates the need to include summary financial information in the Proxy Statement.

Montgomery, McCracken, Walker & Rhoads, llp

David L. Orlic, Special Counsel
Daniel F. Duchovny, Special Counsel
December 22, 2010

4.
We reissue prior comment 7.  You do not appear to have provided all of the information required by Item 1003(c) of Regulation M-A with respect to your executive officers and directors.  By way of example only, you do not appear to have included any information regarding Mr. Swain or Mr. Carames other than that included in the Summary Compensation Table.  Revise your proxy statement to include all information required by Item 1003(c) of Regulation M-A.

In accordance with Item 1003(c) of Regulation M-A, we have added biographies of our executive officers in addition to Mr. Casnoff and a statement to the effect that all of our officers and directors are citizens of the United States on pages 24 and 25 of the Proxy Statement.

Overview, page 1

5.
We reissue prior comment 8.  If you intend to rely on the last sentence of Rule 14a-4(c)(1), your disclosure should state that the proxies are authorized to use discretionary authority to vote on any other matters of which you did not have notice a reasonable time before you send this proxy statement.  Your current disclosure states that the proxies have such authority to vote on any other matters that may properly come before the meeting, which is not the correct standard.  Revise your disclosure and your proxy card to reflect the correct standard.

As we previously explained, DVL has not held an annual meeting since February 2000 and therefore the usual notice periods for stockholder submissions are inapplicable. We have revised the Notice of Special Annual Meeting, the Proxy Statement and the Proxy card to state that DVL’s proxies are authorized to use discretionary authority to transact such other business, about which DVL did not have reasonable notice prior to the mailing of the Proxy Statement, as may properly come before the Special Annual Meeting or any postponement or adjournment thereof.

Manner of Voting and Vote Required, page 3

6.
We reissue prior comment 11.  You state that voting for the election of directors is by plurality voting, but go on to state that broker-non-votes, abstentions and withholds with respect to this proposal will have the same effect as votes cast against the proposal.  If voting is by plurality for this proposal, the prior categories of votes would seem to have no effect on the outcome.  Accordingly, we continue to believe that you should revise your disclosure.  Similar disclosure appears on pages 33-34.

We further revised the disclosure to remove the reference to the election of directors with respect to the effect of broker non-votes, abstentions and withheld votes on the matters to be voted upon by stockholders.

Effect on Affiliates, page 8

7.	We reissue prior comment 25. Provide the information required by Item 1013(d) with respect to Mr. Casnoff. See Instruction 3 to Item 1013.

We included a table on page 14 of the Proxy Statement including the information required by Instruction 3 to item 1013 of Regulation M-A.

Fairness of the Reverse Stock Split, page 17

8.
We reissue prior comment 30.  State the material factors upon which Mr. Casnoff based his belief that the transaction is substantively and procedurally fair to unaffiliated shareholders, including those who are being cashed-out and those who are not.  See Item 1014(d) of Regulation M-A.

We further revised the disclosure on pages 12 and 22 of the Proxy Statement to emphasize the material factors upon which Mr. Casnoff based his belief that the transaction is substantively and procedurally fair to unaffiliated stockholders, including those who are being cashed-out and those who are not, pursuant to Item 1010(d) of Regulation M-A.

Montgomery, McCracken, Walker & Rhoads, llp

David L. Orlic, Special Counsel
Daniel F. Duchovny, Special Counsel
December 22, 2010

Proposal 2 – Reverse Stock Split, page 24

9.
We reissue prior comment 17.  According to the substance of your response, the disclosure regarding subsequent changes to your charter is no longer applicable and should therefore be eliminated, or your disclosure should address the possible changes to the charter.

As we have obtained pre-clearance approval of the Charter amendments from the Delaware Secretary of State, we removed the sentence on page 27 of the Proxy Statement regarding possible changes by the Delaware Secretary of State.

10.
We reissue prior comment 22.  Item 1012(e) requires you to state whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation.  We cannot, for instance, locate a statement regarding Mr. Swain or Mr. Carames.

We revised the disclosure on pages 12 and 22 of the Proxy Statement to reflect the fact that all of DVL’s officers and directors have made a recommendation in support of the transaction. The affiliates have advised that they will be voting in favor of the transaction, but have elected not to recommend a course of action to the other stockholders on the grounds that every stockholder’s situation is unique.

11.
You appear to have deleted the statement required by Item 1014(d) of Regulation M-A from your Schedule 13E-3, but have not included it in your proxy statement.  Revise your proxy statement to include this information.

We revised the disclosure on page 31 of the Proxy Statement to provide the statement, required by Item 1014(d) of Regulation M-A, that no representative was appointed to represent the interests of the unaffiliated stockholders.

Incorporation by Reference, page 38

12.
We reissue prior comment 38.  Your proposed mailing date of January 7, 2011 is not 20 business days in advance of your proposed meeting date of January 28, 2011.  Confirm that you will mail the proxy statement at least 20 business days prior to the meeting date, consistent with Note D.3 to Schedule 14A.

In order to ensure our proposed January 28, 2011 meeting date, we changed our record date to December 22, 2010 and the proposed mailing date to December 30, 2010. We will call Mr. Duchovny on Monday, December 27, 2010 to confirm that the Staff has no further comments or concerns regarding the Proxy Statement.

Montgomery, McCracken, Walker & Rhoads, llp

David L. Orlic, Special Counsel
Daniel F. Duchovny, Special Counsel
December 22, 2010

Proxy Card

13.
The first two pages of your proxy card, which contained information required by Regulation 14A, have been deleted from your filing.  Advise why you believe these pages are no longer necessary, or include them in your next amendment.

We understand that in the conversion to EDGAR, the first two pages of the proxy card somehow disappeared between the preliminary Proxy Statement filed on October 26, 2010 and the first amendment filed on December 9, 2010.  We re-inserted the first two pages of the Proxy card.

Exhibit C

14.
We reissue prior comment 39.  The fairness opinion continues to state that it is not intended for any other purpose than the information and use of the board of directors.  Investors are entitled to rely on the opinion.  Refer to our prior comment.

ESBA revised its fairness opinion to include a sentence permitting DVL to include the fairness opinion as an exhibit to the Proxy Statement. We revised the disclosure on page 16 of the Proxy Statement accordingly.

DVL, and based upon authority provided to me, on behalf of Alan E. Casnoff, together being all of the “filing persons” with respect to these filings, hereby acknowledge that (i) each filing person is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect to the Proxy Statement or Schedule 13E-3, please contact the undersigned at the number indicated on the first page of this letter as soon as possible so that we can expeditiously and efficiently and proceed to notify the stockholders of the proposed transaction and hold the Special Annual Meeting of DVL Stockholders.  Thank you for your cooperation.

Sincerely,

/s/ Louis N. Marks

Louis N. Marks

LNM/ml
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